SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Marketletter 3Q17

Summary

Page
Introduction	02
I. Consolidated Income Analysis	03
II. Parent Company Results Analysis	18
III. General information	23
IV. Attachment: I. Financial Information from Subsidiaries II. Financial Analyses from Subsidiaries Companies III. Operating Infomation from Subsidiaries

The Marketletter – Annex I, II and III can be found in .xls extension at our website: www.eletrobras.com.br/ri

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Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

Rio de Janeiro, November 13, 2017 - Eletrobras (Centrais Elétricas Brasileiras SA) [BM & FBOVESPA: ELET3 and ELET6 - NYSE: EBR and EBR-B - Latibex: XELTO and XELTB] the largest company in the electricity sector in Latin America, operating in generation, transmission, distribution and comercialization, the Parent Company company of 14 subsidiaries, a holding company - Eletropar - a research center - Cepel and accounting for 50% of the capital Itaipu Binacional, announces its results for the period.

In the first nine months of 2017 (9M17), Eletrobras reported net income of R$ 2,272 million, 77% lower than the Profit of R$ 9,771 million obtained in the nine months of 2016 (9M16), which was influenced by the Accounting of Remuneration related to the credits of the Basic Network of the Existing System (RBSE). Net Operating Revenue increased from R$ 48,135 million in 9M16 to R$ 26,847 million in 9M17. The Ebtida increased from R$ 24,580 million in 9M16, also influenced by the Accounting of Remuneration related to the credits of the Basic Network of the Existing System (RBSE), to R$ 10,284 million in 9M17.

Management net income in 9M17 was R$ 406 million, 161% higher than the loss of R$ 663 million in 9M16. Management Net Operating Revenue increased 13% from R$ 19,193 million in 9M16 to R$ 21,658 million in 9M17. The Management EBITDA increased 65%, from R$ 2,862 million in 9M16 to R$ 4,724 million in 9M17.

In the third quarter of 2017 (3Q17), Eletrobras reported a net income of R$ 550 million. In 3Q16 Net Income was of R$ 875 million. The Management Net Operating Income for the quarter was R$ 449 million, 267% higher than in 3Q16. The highlights of 3Q17 are presented below:

HIGHLIGHTS OF THE 3Q17:

»     Net Debt (LTM) / Management EBITDA = 4.1, approaching the debt reduction target of PDNG 2017-2021.

»     Net Operating Revenue of R$ 8,892 million;

»     Accounting for the Remuneration related to the credits of the Basic Network of the Existing System (RBSE) referring to the transmission lines renewed in accordance with Law 12,783 / 2013, as per Ministerial Order No. 120, dated April 20, 2016, of the Ministry of Mines and Energy, which established the terms of payment, in the amount of R$ 904 million in 3Q17 and R$ 1,499 million in 3Q16. The net effect (excluding IRRF) was R$ 596 million in 2Q17 and R$ 990 million in 3Q16;

»     Positive CVA in the amount of R$ 308 million;

»     Impact on the income of R$ 90 million related to the provision for the Extraordinary Retirement Plan (PAE);

»     Provisions for Contingencies in the amount of R$ 199 million;

»     Provisions Aneel - CCC in the amount of R$ 349 million, related to funding costs to finance the funds reviewed by Aneel in the scope of the supervision of the Sectorial Fund CCC due to the distributors, under the terms of Law 12,111 / 2009;

»     Reversal of Provisions for onerous contracts of R$ 744 million, mainly due personeel expenses reduction regarding the launch and adhesion to the PAE;

»     Reversal of Impairment provisions with a net positive impact of R $ 713 million, mainly due to the launch and adhesion to the PAE - Extraordinary Retirement Plan;

»     Net Financial Result of R$ 1.538 million, negatively impacted by monetary restatement related to Compulsory loan processes in the amount of R$ 1.050 million;

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

»     Negative result of the Distribution segment in the net amount of 1,136 million

»     EBITDA CVM in the amount of R$ 2,850 million; and Management EBITDA in the amount of R$ 1,391 million in 3Q17;

amounts in R$ million

9M17	9M16%			3Q17	3Q16%
114,7	120,9	-5%	Energy Sold - Generation GWh¹	39,7	41,1	-3%
12,0	13,0	-8%	Energy Sold - Distribution GWh	4,1	4,4	-7%
32,648	53,451	-39%	Gross revenue	10,934	10,345	6%
27,204	24,509	11%	Management Gross Revenue ²	9,615	8,376	15%
26,847	48,135	-44%	Net Operating Revenue	8,892	8,517	4%
21,658	19,193	13%	Management Net Operating Revenue ²	7,574	6,547	16%
10,284	24,580	-58%	EBITDA	2,850	3,237	-12%
4,724	2,862	65%	Management EBITDA³	1,042	814	28%
2.272	9,771	-77%	Net income	550	875	-37%
406	-663	-161%	Management Net Income (4)	449	-268	267%
3,764	6,768	-44%	Investments	1,306	2,194	-40%

(1)    Does not consider the energy allocated for quotas, from the plants renewed by Law 12,783 / 2013;

(2)    Excludes CELG D and Construction Revenue and Transmission Revenue from RBSE referring to transmission lines renewed by Law 12.783 / 2013;

(3)    Excludes item (2) and Extraordinary Retirement Plan (PAE), expenses with independent research, research findings, contingency provisions, onerous contracts, Impairment, Provision for losses on investments, Provisions for adjustment to market value, Water Reimbursement Inspection Fee (TFRH), ANEEL CCC Provision, Shareholdings (RBSE CTEEP);

(4)    Excludes item (3) and monetary adjustment to compulsory and provision for Income Tax referring to RBSE,

I. ANALYSIS OF CONSOLIDATED INCOME (R$ million)

Consolidated IFRS
9M17	9M16	Statement of Income	3Q17	3Q16
15,374	14,223	Generation Revenue	5,409	5,159
7,808	31,055	Transmission Revenue	2,348	2,631
8,162	7,264	Distribution Revenue	2,800	2,188
1,305	909	Others Revenue	377	367
32,648	53,451	Gross Revenue	10,934	10,345
-5,802	-5,315	Deductions from Revenue	-2,042	-1,829
26,847	48,135	Net Operating Revenue	8,892	8,517
-10,589	-10,620	Operational costs	-3,928	-3,572
-9,007	-8,288	Personal, Material, Services and Others	-2,731	-3,089
-1,385	-1,328	Depreciation and Amortization	-466	-443
491	-7,137	Operational Provisions	353	-549
6,357	20,763		2,121	863
2,542	2,489	Shareholdings	262	1,931
8,900	23,252	Income before Financial Income	2,383	2,794
-4,897	-4,066	Financial Result	-1,538	-1,489
4,003	19,186	Income Before Tax	845	1,305
-1,730	-9,415	Income tax and social contribution	-295	-430
2,272	9,771	Net Profit	550	875

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

Consolidated Managerial*
9M17	9M16	Statement of Income	3Q17	3Q16
15,345	14,120	Management Generation Revenue	5,401	5,062
3,483	2,810	Management Transmission Revenue	1,233	982
7,113	6,669	Management Distribution Revenue	2,604	1,966
1,263	909	Others Management Revenue	377	367
27,204	24,509	Gross Management Revenue	9,615	8,376
-5,546	-5,315	Management Deductions from Revenue	-2,042	-1,829
21,658	19,193	Net Management Operating Revenue	7,574	6,547
-9,256	-8,987	Management Operational costs	-3,513	-3,102
-8,072	-7,866	Personal, Material, Services and Others Management	-2,631	-2,796
-1,385	-1,328	Depreciation and Amortization	-466	-443
-481	-456	Operational Management Provisions	-301	-254
2,464	556		663	-48
876	977	Management Shareholdings	262	419
3.340	1.534	Income before Financial Income	925	371
-2.910	-2.068	Management Financial Result	-489	-719
430	-534	Managerial Income Before Tax	436	-348
-24	-129	Income tax and social contribution	13	80
406	-663	Managerial Net Income	449	-268

* Excludes CELG D results, construction revenues and expenses, RBSE Transmission Revenue, RBSE Revenue referring to Transmission Lines renewed by Law 12.783 / 2013, expenses with independent research, Research findings, Impairment, onerous contracts, provisions for contingency, provision for losses on investments, provisions for adjustment to market value, provision for the Water Resources Inspection Fee (TFRH), ANEEL CCC Provision, result of CTEEP's equity investments impacted by RBSE, compulsory loans, Extraordinary Retirement Plan (PAE), Provision of Pará Rate relative to Eletronorte and provision for IRPJ / CSLL related to RBSE.

I.1 Main Variations at the Statement of Income

Variation of the Statement of Income (9M17 x 9M16)

The 9M17 Results recorded a variation of 77%, in relation to 9M16, with net income of R$ 2,272 million in 9M17, compared to a net profit of R$ 9,771 million in 9M16, especially due to the following factors.

Managerial Result for 9M17 increased 183% compared to 9M16, with net operating income of R$ 548 million in 9M17, compared to a net loss of R$ 663 million in 9M16.

Operating income:

Generation Revenues	9M17	9M16%		Variation
Supply do Distribution Companies	10,628	9,866	7.7

The variation was mainly due to the variations in the following subsidiaries: (i) In the subsidiary Furnas, new Contracts in the Free Contracting Environment with variation in the average price due to the market conjunctures and the price update of the IPCA contracts  and termination of contracts of approximately 238.8 MW med and returns of Contracted Energy from CCEAR's of Existing Energy products, under the Mechanism for Compensation of Remains and Deficits - MCSD, due to the migration of free consumers and MCSD 4; (ii) At Eletrosul, there were adjustments of the IPCA contracts, price changes in the ACL - Free Contracting Environment, referring to the energy generated by PCHs - Small hydroelectric plants, by wind and energy purchased through PPAs - Energy Purchase and Sale Agreements, which is resold in the ACL, in short-term contracts; new contract, as of April 2017, signed with SPE Teles Pires; and from April / 17, the Hermenegildo I, II, III and Chuí IX SPEs discontinued the ACRs through the New Energy Depletion and Deficit Compensation Mechanism, and the unrestrained energy acquired by Eletrosul and resold in the ACL - Environment of Free and / or liquidated PLD contract; (iii) At Eletronuclear, an increase in contracted revenues according to Aneel Resolution 2,193 / 16, which established fixed revenue for 2017. (iv)  the effects of the seasonal strategy on the subsidiary Chesf. These increases were partially offset by the decrease in Supply at subsidiary Eletronorte due to the relaxation of part of the energy.

Supply to final consumers	1,859	2,157	-13.8	The variation was mainly due to: (i) in the subsidiary electrosul, price variation in long-term contracts; (ii) Migration of consumers Free to the ACL in the subsidiary Amazonas Energia.
CCEE (short term)	868	685	26.7

The variation is mainly due to the following factors: (i) In the subsidiary Furnas, the GSF renegotiation generated a positive impact on this account; (ii) LDP increase; (ii) In the subsidiary Amazonas Energia, due to the increase in the participation of SIN energy, remaining less energy to be settled in the CCEE; (iii)  the termination of the ACR contract by Eletronorte, and part of this energy is now traded in the short term.

Revenue from Operation and Maintenance ( Power plants extended Law 12.783 / 13)	1,657	1,595	3.9

The variation was mainly due to the updating of the renewed power plant contracts, , partially offset by (ii) a change in the CFURH rate in 2017, which comprises the revenue from quotas of the refurbished plants, and (iii) the frustration of the forecast of financial income caused by the difference between the rate of remuneration used in the forecast and the rate actually realized.

Construction Revenue	28	103	-72.3	No effect for the result, since it has expense in corresponding amount.
Transfer Itaipu (see II,3,a)	333	-183	-281.6

The variation was mainly due to the increase in the rate on which the monetary restatement is calculated based on the US Commercial Price and Industrial goods indexes, which offset the lower appreciation of the US dollar.

TOTAL GENERATION REVENUES	15,374	14,223	8.1	The variation was mainly due to the factors explained above.
(-) Construction	-28	-103	-72.3
MANAGEMENT GENERATION REVENUES	15,345	14,120	8.7	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

Transmission Revenues	9M17	9M16%		Variation
Revenue from Operation and Maintenance (LT Renovadas Law 12,783 / 2013)	2,410	2,064	16.8	The variation was mainly due to the RAP - Permitted Annual Revenue update.
RAP of LT Under Exploration regime	207	167	24.2	The variation was mainly due to (i) the RAP update, and (ii) the remuneration of investments related to the reinforcement of lines in the transmission system.
Construction Revenue	594	936	-36.6	No effect for the result, since it has expense in corresponding amount.
Return Rate Updates	4,597	27,889	-83.5

The variation was mainly due to the accounting of the Remuneration related to the credits of the Basic Network of the Existing System (RBSE) referring to the transmission lines renewed in accordance with Law 12,783 / 2013, following Administrative Rule No. 120, dated April 20, 2016, of the Ministry of Mines and Energy, which established the payment conditions, with effect of R $ 3,731 million in 9M17 and R $ 27,310 million in 9M16, since in 9M17, only the remuneration of the financial asset was registered and in 9M16 the asset itself as approved by Aneel.  In addition, as from August 2017, upon the beginning of the amortization of the asset, the calculation base for the incidence of the remuneration decreases monthly, according to payments.

TOTAL TRANSMISSION REVENUE	7,808	31,055	-74.9	The variation was mainly due to the factors explained above.
(-) Rate of Return related to Remuneration of RBSE	-3,731	-27,310	-86.3
Construction	-594	-936	-36.6
MANAGERIAL TRANSMISSION REVENUE	3,483	2,810	24.0	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

Distribution Revenues	9M17	9M16%		Variation
Supply to DisCos and final Consumers	6,648	6,465	2.8

The change was mainly due to the accounting of CELG D's revenues in 1Q17. Excluding CELG D, there would be a reduction of 1.3%, mainly due to the following factors: (i) in the subsidiary ED Piuaí, there was a reclassification of revenue from distribution to other revenues and revenue from excess demand and surplus from reactive to special obligations in service to the MCSE  MCSE - Manual of Accounting of the Electric Sector .; (ii) Reduction resulting from the return of the Angra III Reserve Energy Charges due to improper collection by the CCEE of the consumers;  (iii)  negative tariff readjustment in Ceron and CEAL.

Short Term Revenue	517	241	114.2	The variation was mainly due to the increase in PLD in 2017 and over-contracting in some Distributors (Cepisa and Ceron) and increase in PLD.
Construction Revenue	522	594	-12.2	No effect for the result, since it has expense.
CVA and other Financial Components	475	-37	-1.389.1	Variation of CVA values with effects resulting from positive constitution and amortization in 2017 (active CVA), while in 2016 generated negative result (passive CVA) - see detail in the table below
TOTAL DISTRIBUTION REVENUE	8,162	7,264	12.4	The variation was mainly due to the factors explained above.
(-) CELG D	-528
(-) Construction	-522	-594	-12.2
REVENUE MANAGEMENT DISTRIBUTION	7,113	6,669	6.6	The variation was mainly due to the factors explained above.

CVA and Other Financial Components	9M17	9M16
ED Acre	4	22
ED Alagoas	259	-176
Amazonas Distribuição de Energia S,A,	-12	-139
ED Piauí	218	-30
ED Rondônia	-9	287
ED Roraima	28	0
Celg-D	-11	0
CVA TOTAL e Others Financial Components	475	-37

Other Revenue	9M17	9M16%		Variation
Other Revenue	1.305	909	43.5	A variação se deu, principalmente, em função da reclassificação de receitas de distribuição para outras receitas operacionais na controlada CEPISA.
CELG D	-42	0	-
Other Managerial Revenue	1.263	909	38.9

Operating Costs and Expenses:

OPERATIONAL COSTS	9M17	9M16%		Variation
Energy purchased for resale	-7,949	-6,960	14.2

The variation was mainly due to: (i) In Furnas, due to the variation of the energy purchase balances and the updating of the prices of existing contracts, as well as the agreement of new Energy Purchase Agreements (ii) (ii)  In the subsidiary Eletronorte, there was an increase in the average LDP in 2017 (reflecting, also, the costs of settlement of the Short Term in the operation of the Contract with Termonorte). (iii) a change in the power generation contract for the isolated system, since in 9M16, the company purchased fuel to produce energy, and in 9M17, this responsibility belongs to PIE - Indepedent Energy Producer. As a result, it reduced fuel, but increased the cost of electricity purchased for resale.

Charges on the use of electricity grid	-1,207	-1,232	-2.0	There was no relevant variation.
Fuel for electricity production	-289	-795	-63.7

The variation is mainly explained by (i) grant of amounts to be reimbursed by the CCC;(ii) a change in the power generation contract for the isolated system, because in 9M16, the company purchased fuel to produce energy, and in 9M17 this responsibility belongs to PIE - Indepedent Energy Producer. As a result, it reduced fuel, but increased the cost of electricity purchased for resale.

Construction	-1,144	-1,633	-29.9	No effect for the result, since it has expense in corresponding amount.
TOTAL OPERATING COSTS	-10,589	-10,620	-0.3	The variation was mainly due to the factors explained above.
(-) CELG D	190	0	-
(-) Construction	1,144	1,633	-29.9
MANAGERIAL OPERATING COSTS	-9,256	-8,987	3.0	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

OPERATIONAL EXPENSES	9M17	9M16%		Variation
Personnel	-5,650	-4,402	28.4

The variation was mainly due to: (i)  the impact of the launch and adhesion to the Extraordinary Retirement Plan (PAE) in the amount of R $ 796 million, related to the accessions that occurred until September 2017; (ii)  adjustment that only affected 3Q17 and not 3Q16 (effect of 9% percent from 4Q16, referring to the period 2016-2017, due to collective bargaining, and a 4% period from 2017-2018 as of May 2017); and (iii) In the subsidiary Eletronorte, inclusion in the Company's payroll, as of September 2016, of effects made under an agreement to close two hazardous and uninterrupted processes.

Material	-229	-219	4.5	The variation is mainly due to the need for material for maintenance of the Angra I and II (Eletronuclear) plants, which varies depending on the material.
Services	-1,921	-1,992	-3.5	Decrease in 2017 in expenses related to Services related to the operation and maintenance of the electric system, as a cost reduction measure foreseen in PDNG 2017-2021.
Others	-1,207	-1,675	-28.0	The reduction, in 9M17, is due to the registration, in 2016, of the research findings in the amount of R $ 211 million.
Depreciation and amortization	-1,385	-1,328	4.2	The variation was mainly due to the capitalization of new fixed assets.
Operating Provision/Reversals	491	-7,137	-106.9

The variation is mainly explained by the reversal of onerous contracts in the amount of R$ 1,971 million, mainly due to the launch of the Extraordinary Retirement Plan (PAE). On the other hand, there was provision for contingencies in the amount of R$ 777 million.

TOTAL OPERATING EXPENSES	-9,900	-16,753	-40.9	The variation was mainly due to the factors explained above.

CELG D	96	0	-
PAE	796	0	-
Investigation Findings Expenses	0	211	-
Independent Research Expenditure	43	211	-79.8
Contingencies	777	2,786	-72.1
Onerous contracts	-1,971	1,133	-273.9
Provision / (Reversal) for Losses on Investments	27	0	5.639.2
Impairment	-561	2,611	-121.5
Adjustment to Market Value	-1	0
Water Surveillance Fee (TRFH)	406	150	171.6
Aneel Provision - CCC	349	0	-
Managerial Operating Expenses	-9,938	-9,649	3.0	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

Shareholdings

Shareholdings	9M17	9M16%		Variation
Shareholdings	2,542	2,489	2.1

The variation is mainly due to: (i) a positive result obtained in 2017 by the subsidiaries Livramento Holding, Chuí Holding and Santa Vitória Palmar Holding. After the adhesion of Brazilian distributors to the MCSD (Surplus and Deficit Compensation Mechanism) - MCSD (decontracting the CCEARs), with the consequent discarding of contracted energy, SPEs went on to sell energy in bilateral contracts and / or liquidation in CCEE at higher prices contracts with distributors in the ACR. This fact generated a larger volume of revenue and also allowed the reversal of impairment. (ii)  The result was also partially affected by the improvement in the results of the transmission companies' SPEs of the subsidiary Chesf and by the worse results of SPES Itaguaçu da Bahia, Triângulo Mineiro, Goiás Transmission, MGE Transmissão and Serra do Facão.

(-) CTEEP	-142	-1.512	-90,6

Management EBITDA for the 2Q17 period was adjusted based on the accounting for the additional RBSE granted to CTEEP by Aneel in said quarter and had not been adjusted as a non-recurring item, impacting the 9M17 period.

(-) Alienation CELG D	-1.525	0	-
Managerial Shareholdings	876	977	-10,4	The variation was mainly due to the factors explained above.

Financial Result

FINANCIAL RESULT	9M17	9M16%		Variation
Income from Interest and Financial Investments	1,444	1,515	-4.7	This account did not present any relevant variation, but the variation is due to the availability of resources for application.
Net Monetary Adjustment	-1,175	48	-2,558

The variation was mainly due to: (i) reduction of the rates of the main indexes (inflation and SELIC) on credits as receivables from the updated CCC / CDE of Amazonas; (ii)  accounting for monetary restatement for compulsory loans in the amount of R $ 1,955 million in 9M17 and R $ 1,998 million in 9M16, (iii) reduction of the renegotiated energy credits, derived from Law 8727/93, due to the negative IGPM in 2017 in the second quarter of 2017 and also of the payment of the credit by the Union in August 2017.

Net Foreign Exchange Variation	-81	-339	-76	The variation is due, mainly, to the exchange variation in the period on financing agreements and with suppliers.
Debt Charges	-4,359	-4,838	-9.9

The variation was mainly due to (i) a drop in the SELIC rate and a decrease in the outstanding balance of financing contracts due to amortizations, which ended up offsetting the expenses arising from new loans contracted by the distributors, with the RGR fund for compliance of the PPTSD (Plan of Temporary Provision of Distribution Service) entered into with Aneel; (ii) charges arising from the regular installment of the Tax Recovery Program - PRT, in particular by the Distributors.

Shareholder Remuneration Charges	-315	-109	189

The variation was mainly due to the correction of the amounts related to the Advance for Future Capital Increase (AFAC),  carried out by the Union in the holding company; (ii) updating of dividends not yet paid.

Other financial results	-411	-343	20

The variation was mainly due to the following factors: (i) In the Holding Company, adjustment to the deferred PIS / Cofins account in 2016 as a result of the decline of the US dollar in that period, since these deferred taxes are calculated on the exchange variation, generating a positive effect on other financial expenses; (ii) Increase in liabilities with the Angra 1 and 2 decommissioning fund (FDES), caused by the increase in income earned from the investment (financial investment) maintained to cover decommissioning expenses.

TOTAL FINANCIAL RESULT	-4,897	-4,066	20,4	The variation was mainly due to the factors explained above.
CELG D	32	0	-
Monetary adjustment of compulsory loans	1,955	1,998	-2,2
MANAGERIAL FINANCIAL RESULT	-2,910	-2,068	40,7	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

Income Tax and CSLL

INCOME TAX AND CSLL	9M17	9M16%		Variation
Income tax17111406343200.jpgx and social contribution	-1,730	-9,415	-82	The variation is mainly due to the collection of IRRF on the transmission revenue due to the accounting of the Remuneration related to the credits of the Basic Network of the Existing System (RBSE).
(-) Income tax RBSE	1,269	9,285	-86.3
(-) Income tax CELG D	438	0	-
MANAGERIAL Income Tax and Cont, Social	-24	-129	-82	The variation was mainly due to the factors explained above.

Variantion of DRE (3Q17 x 3Q16)

The 3Q17 Results posted a net income of R$ 875 million in 3Q16 to a net income of R$ 550 million in 3Q17, especially due to the following factors:

Operating income:

Generation Revenues	3Q17	3Q16%		Variation
Supply do Distribution Companies	3,929	3,486	12.7

The variation was mainly due to the following reasons: (i) adjustment in contract prices; and (ii) in Eletronorte, new contracts signed in the period with the marketers and spot auctions held in July and August / 2017; (iii) in the subsidiary Eletronuclear, updating of the fixed revenue established by ANEEL for the 2017 financial year, through Aneel Resolution 2,193 / 16, for the Angra 1 and 2 plants; (iii) in the subsidiary Chesf, as a result of the movement in the auctions contracts held in the Free Contracting Environment (ACL), due to the seasonality of the purchase of energy in 2017.; (iv) in the subsidiary Eletrosul, as of April / 17, by the Hermenegildo SPEs I, II, III and Chuí IX of the RCAs through the New Energy Deficits and Deficit Compensation Mechanism, being the uncontracted energy acquired by Eletrosul and resold in the ACL - Environment of Free Contracting and / or liquidated to PLD. partially offset by (i) in the subsidiary Furnas, termination of a contract of approximately 238.8 MW med and return of Contracted Energy from CCEAR's of Existing Energy products, under the Mechanism for Compensation of Excess and Deficit (MCSD) due to migration of free consumers and MCSD 4%, occurred in October / 2016.

Supply to final consumers	678	783	-13.4	The variation was mainly due to the reclassification of the revenues of the subsidiary Amazonas Distribuição due to the process of unbundling of generation and transmission activities.
CCEE (short term)	104	267	-61.1

The variation is mainly due to: (i) In the subsidiary Furnas, payments from jan / 2016 to Aug / 2016 related to the Hydrological Risk Ratio calculated according to the methodology approved by ANEEL through Dispatch No. 758/2016. These payments did not occur in 2017; differences in the portfolio of contracts; the variation in the amount of energy generated as well as its consequent impact on the result in the Energy Reallocation Mechanism (MRE); (ii) in the subsidiary Eletrosul, due to adjustments of provisions in August 2017 related to June 2017, due to non-confirmation of the estimated revenue; and due to the energy purchase estimate at CCEE in August 2017, since the energy purchased by the PPAs was sold in the ACL at the price of PLD + premium and, after GSF, the balance was negative, generating a purchase estimate.

Revenue from Operation and Maintenance	536	572	-6.3

The variation is mainly due to the following reasons: (i) variation of the annual readjustment percentage of RAG (2017 x 2016) relative to the Renewed plants according to Law 12.783 / 12; (ii) investments in renewable generation facilities, partially offset by: (iii) a change in the CFURH tariff in 2017, which comprises the revenue from quotas of the refurbished plants, and (iii) a frustration in the forecast of financial income caused by the difference between the rate of the remuneration used in the forecast and the rate actually realized.

Construction Revenue	8	98	-91.5	No effect for the result, since it has expense in corresponding amount.
Transfer Itaipu (see II,3,a)	155	-47	-431.2	The variation was mainly due to the increase in the rate on which the monetary adjustment is calculated based on the US Commercial Price and Industrial goods.
TOTAL GENERATION REVENUES	5,409	5,159	4.8	The variation was mainly due to the factors explained above.
(-) Construction	-8	-98	-91.5
MANAGEMENT GENERATION REVENUES	5,401	5,062	6.7	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

Transmission Revenues	3Q17	3Q16%		Variation
Revenue from Operation and Maintenance (LT Renovadas Law 12,783 / 2013)	941	712	32.2

The variation is mainly due to the following reasons: (i) the annual update of the RAP - Allowed Annual Revenue from concessions related to Transmission Lines extended pursuant to Law 12.783 / 2012; and (ii) investments related to line reinforcements in the transmission system. Highlight for Furnas and Chesf.

Revenue from LT Under Exploration regime	79	51	55.8	The variation was mainly due to the readjustment of RAP - Allowed Anal Revenue and the incorporation of reinforcements.
Construction Revenue	211	150	40.9	No effect for the result, since it has expense in corresponding amount.
Return Rate Updates	1,116	1,718	-35.1

The variation is mainly due to the accounting of the Remuneration related to the Credits of the Basic Network of the Existing System (RBSE) referring to the transmission lines renewed according to Law 12,783 / 2013, according to Ordinance No. 120, of April 20, 2016, of the Ministry of Mines and Energy, which established payment conditions, with effect of R $ 904 million in 3Q17 and R $ 1,499 million in 3Q16, related to the remuneration of financial assets,  and the decrease in the remuneration between the periods is due to the beginning of the monthly amortization of the assets, in August 2017.

TOTAL TRANSMISSION REVENUE	2,348	2,631	-10.8	The variation was mainly due to the factors explained above.
(-) Rate of Return related to Remuneration of RBSE	-904	-1,499	-39.7
Construction	-211	-150	40.9
MANAGERIAL TRANSMISSION REVENUE	1,233	982	25.6	The variation was mainly due to the factors explained above.

Distribution Revenues	3Q17	3Q16%		Variation
Supply to DisCos and final Consumers	2,159	2,124	1.7	The variation was mainly due to the expansion of the energy supply service to the interior of the State of Roraima, with the inclusion of 43 thousand consumers, based on the area served by Cerr.
Short Term Revenue	138	39	250.2

The variation was mainly due to: (i) Higher availability of energy (over-contracting) in relation to the same period of the previous year; (ii) Increase in the value of LDP; (iii) reclassification in 2017, when this revenue began to be recognized, previously recorded as cost recovery with energy; Growth of energy settled in the MCP - Short-Term Market, by Amazonas D due to the migration of consumers to ACL, with that, the energy contracted to serve such consumers was settled in the MCP.

Construction Revenue	196	222	-12.0	No effect for the result, since it has expense.
CVA and other Financial Components	308	-197	-256.1

The variation was mainly due to the constitution of CVA and Financial items due to positive overcontracting in the subsidiaries CEAL and CEPISA. The result was also impacted by the CVA variation in the other companies, as shown in the table below.

TOTAL DISTRIBUTION REVENUE	2,800	2,188	28.0	The variation was mainly due to the creation of CVA and Positive financial items in the subsidiaries ED Alagoas and ED Piauí (detailed in the table below).
(-) Construction	-196	-222	-12.0
REVENUE MANAGEMENT DISTRIBUTION	2,604	1,966	32.5	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

CVA and Other Financial Components	3Q17	3Q16
ED Acre	10	4
ED Alagoas	121	-131
Amazonas Distribuição de Energia S,A,	26	-82
ED Piauí	149	-52
ED Rondônia	-9	64
ED Roraima	10	0
Celg-D	0	0
CVA TOTAL e Others Financial Components	308	-197

Other Revenue	3Q17	3Q16%		Variation
Other Revenue	377	367	2.9	The account did not present any relevant variation.

Operating Costs and Expenses:

OPERATIONAL COSTS	3Q17	3Q16%		Variation
Energy purchased for resale	-2,592	-2,362	9.7

The variation was mainly due to the following factors: (i) In the subsidiary Amazonas GT, increase in the purchase of energy in the Short-Term Market due to the cut in gas supply at the Aparecida plant (January to March 2017) and in function of the thermal plants are generating below the energy contracted by maintenance problems; (ii) In the subsidiary Eletrosul, additional amounts of energy purchased from the Teles Pires HPP, resulting from the decontracting of the energy sold by the same in the ACR; (iii) necessity to honor the ballast of energy sales in the ex-post auction in August in the amount of R $ 207 million, in addition there was energy purchase expense of R$ 50 million resulting from the increase in GSF  and (iv) in the isolated system distributors, since in 3Q16, the company purchased fuel to produce energy, and in 317 that responsibility is from PIE - Indepedent Energy Producer. As a result, it reduced fuel, but increased the cost of electricity purchased for resale.

Charges on the use of electricity grid	-344	-425	-19.0	The variation is mainly due to the following reasons: (i) forecast update in transmission contracts; and (ii) increase in generation revenue.
Fuel for electricity production	-576	-315	82.9

The variation is mainly explained by (i) the recovery of fuel expenses in the subsidiary Amazonas Energia, due to the calculation of CCC's rights, , according to Law 12,111 / 09; (ii) a change in the power generation contract for the isolated system, since in 3Q16, the company purchased fuel to produce energy, and in 3Q17 this responsibility is from PIE - Indepedent Energy Producer. As a result, it reduced fuel, but increased the cost of electricity purchased for resale.

Construction	-415	-470	-11.7	No effect for the result, since it has expense in corresponding amount.
TOTAL OPERATING COSTS	-3,928	-3,572	9.9	The variation was mainly due to the factors explained above.
(-) Construction	415	470	-11.7
MANAGERIAL OPERATING COSTS	-3,513	-3,102	13.2	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

OPERATIONAL EXPENSES	3Q17	3Q16%		Variation
Personnel	-1,644	-1,557	5.6

The variation is mainly due to: (i) the impact of the launch of the Extraordinary Retirement Plan (PAE) in the amount of R $ 90 million in the quarter, referring to accessions after July 14 and adjustments. (ii) readjustment due to ACT 2016-2018, which only affected 3Q17 and not 3Q16 (effect of 9% per cent from 4Q16, referring to the period 2016-2017, due to collective bargaining, and a readjustment of 4 % for the period 2017-2018 as of May 2017), partially offset by cost reduction measures set forth in PDNG 2017-2021. Disregarding the SAP, the personnel account would show a reduction of 0.15%, in line with the cost reduction measures set forth in PDNG 2017-2021.

Material	-109	-87	25.3	The variation is mainly due to the following factors: (i) in the subsidiary Amazonas GT, material for plant maintenance, especially the Maua complex.
Services	-675	-747	-9.7	The variation was mainly due to the reduction in expenses with independent research (R $ 83 million in 3Q16 and R $ 10 million in 3Q17).
Others	-303	-699	-56.7

The variation is fragmented in several accounts, the main variations being due to the reduction of donations and contributions and of measures to optimize the use of resources, such as budget contingency of non-priority expenses.

Depreciation and amortization	-466	-443	5.3	The variation was mainly due to: (i) capitalization of new fixed assets, with emphasis on equipment and buildings.
Operating Provision/Reversals	353	-549	-164.4

The variation is explained mainly by (i) the reversal of provisions for onerous contracts, of R $ 744 million million (see table 1.3), especially due to the launch of the Extraordinary Retirement Plan (PAE); (R $ 713 million), mainly due to the launch of the Extraordinary Retirement Plan (PAE), partially offset by (iii) Eletronorte's provision for the Pará rate for prior periods, due to judicial decision on the matter and the cassation of an injunction (see table 1.3). The main operating provisions are detailed below (for the full detail of the Operating Provisions see Explanatory Note 423).

TOTAL OPERATING EXPENSES	-2,843	-4,081	-30.3	The variation was mainly due to the factors explained above.

PAE	90	0	-
Research Findings	0	211	100.0
Investigation Findings Expenses	10	83	-88.4
Contingencies	199	434
Onerous contracts	-744	-388	91.8
Provision / (Reversal) for Losses on Investments	-17	0	-4.201.7
Impairment	-713	263	-370.9
Adjustment to Market Value	0	0	9.060.0
Water Resources Inspection Fee (TFRM)	273	-14	-2.008.2
Aneel Provision - CCC	349	0	-
Managerial Operating Expenses	-3,398	-3,493	-2.7	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

Shareholdings

Shareholdings	3T17	3T16%		Variation
Shareholdings	262	1,931	-86.4

Variation refers basically to the RBSE's accounting at CTEEP in 3Q16. Discounting the impact of CTEEP, there is a decrease in equity investments due to the reduction in the equity method of SPEs, particularly Madeira Energia (R $ 63 million) and IE Madeira (R $ 42 million).

(-) CTEEP	0	-1,512
Managerial Shareholdings	262	419	-37.5	The variation was mainly due to the factors explained above.

Financial Result

FINANCIAL RESULT	3Q17	3Q16%		Variation
Income from Interest and Financial Investments	373	622	-40.1	The variation was mainly due to the reduction of indexer rates in 2017 (SELIC, IPCA and others).
Net Monetary Adjustment	-707	45	-1.665	The variation was mainly due to the accounting of monetary restatement related to compulsory loans in the amount of R $ 1,050 million in 3Q17.
Net Foreign Exchange Variation	-17	24	-170	The variation is mainly due to the exchange variation in the period on financing agreements and with suppliers.
Debt Charges	-1.388	-1.847	-24.9	The variation was mainly due to the reduction of indexer rates in 2017 (SELIC, IPCA and others).
Shareholder Remuneration Charges	-94	-56	68

The variation was mainly due to the correction of the amounts related to the Advance for Future Capital Increase (AFAC), carried out by the Union in the holding company, by the Selic; (ii) update of the dividends of 2016, not yet paid, by the Selic.

Other financial results	293	-277	-206

The variation was mainly due to the following factors: positive variation of the account in the subsidiary Furnas, mainly influenced by the increase in interest income and the reversal of tax contingencies included in the REFIS installments of R $ 116 million; (ii) In the subsidiary Eletroacre, there was a reduction in the application of penalties to contractors for non-compliance with contractual requirements and reversal of provision with moratorium costs of the lawsuit with the state of Acre referring to ICMS in the amount of R $ 25 million; and (iii) in the subsidiary Amazonas Distribuição, registration in 2016 of the monetary restatement of the lawsuits filed by the PIES, which changed their initial values.

TOTAL FINANCIAL RESULT	-1,538	-1,489	3.3	The variation was mainly due to the factors explained above.
Monetary adjustment of compulsory loans	1,050	770	36.3
MANAGERIAL FINANCIAL RESULT	-489	-719	-32.0	The variation was mainly due to the factors explained above.

Income Tax and CSLL

INCOME TAX AND CSLL	3Q17	3Q16%		Variation
Income tax and social contribution	-295	-430	-31	The variation is mainly due to the collection of IRRF on the transmission revenue due for the accounting of the Remuneration related to the credits of the Basic Network of the Existing System (RBSE).
(-) Income tax RBSE	307	510	-39.7
MANAGERIAL Income Tax and Cont, Social	13	80	-84	The variation was mainly due to the factors explained above.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

I.2 Sale of Energy

I.2.1  Energy Sold in 2017 - Generators - TWh

In terms of the evolution of the energy market, Eletrobras Companies in 9M17 sold 114.7 TWh of energy, against 120.9 TWh traded in the same period of the previous year, representing a reduction of 5%.

(1)    Power plants renewed by Law 12,783 / 13 – quotas

(2)    (2) Operating plants: ACR and ACL sales

I.2.2 Energy Sold in 1Q17 - Distributors - TWh

In terms of evolution of the energy market, Eletrobras Distributors in 9M17 sold 12 TWh of energy, against 13 TWh traded in the same period last year, representing a reduction of 7.6%.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

* Considers 30,4 thousand MWh of CERR whose concession began to be operate by the Distribuição Roraima on  January 2017.

* It considers only the captive market and supply,

I.3 Impairments and Onerous Contracts

	Accumulated		Variation
Impairment	12/31/2016	09/30/2017	1Q17	2Q17	3Q17	9M17
Generation	12,201	12,855	189	-27	492	654
UTN Angra 3	8,949	9,655	220	264	222	706
UHE Samuel	436	309	0	0	-127	-127
UHE Batalha	408	389	0	0	-19	-19
Candiota Fase B	356	356	0	0	0	0
Casa Nova I	325	346	0	0	21	21
UHE Simplício	342	281	0	0	-61	-61
UTE Camaçari	304	304	-7	7	0	0
Outros	1,081	1,215	-24	-299	457	134
Transmission	3,670	2,635	125	-18	-1,142	-1,035
CC 061-2001	2,077	1,116	130	-130	-961	-961
LT Jauru Porto Velho	312	312	0	0	0	0
CC 018-2012 Mossoró Ceará Mirim	100	100	0	0	0	0
Outros	1,181	704	-5	112	-584	-477
Distribution	237	57	-43	-72	-65	-180
Total	16,108	15,547	270	-118	-713	-561

Onerous Contracts	BALANCE AT 12/31/2016	BALANCE AT 09/30/2017	Movement
			1Q17	2Q17	3Q17
TransmissION
LT Recife II - Suape II	41	50	1	-1	9
LT Camaçari IV - Sapeaçu	115	124	0	0	10
Others	11	10	-4	4	0
	166	185	-3	-163	185
Generation
Itaparica	0	0	-2	2	0
Jirau	0	0	0	0	0
Funil	63	131	-2	-2	73
Coaracy Nunes	371	232	0	0	-139
Marimbondo	236	0	-7	-6	-223
Angra 3	1,350	826	-220	-264	-40
Others	487	148	22	-197	-164
	2,507	1,337	-205	-472	-493
Distribution
Ceal	8	8	0	0
Cepisa	65	16	-16	-16	-16
Ceron	191	48	-44	-44	-55
Boa Vista	2	0	4	2	-8
Amazonas D	813	189	-54	-380	-190
TOTAL	3,753	1,782	-319	-907	-744

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

I.4 EBITDA Consolidated

EBITDA	9M17	9M16	(%)
Income for the Year	2,272	9,771	-77%
+ Provision for Income Tax and Social Contribution	1,730	9,415	-82%
+ Financial result	4,897	4,066	20%
+ Amortization and Depreciation	1,385	1,328	4%
= EBITDA	10,284	24,580	-58%
ADJUSTMENTS
(-) EBITDA Celg D and Shareholdings results CLEG D sale	-1,554	0	-!
(-)Basic Network Effects of the Existing System (RBSE)	-3,731	-27,310	-86%
(-) Extraordinary Retirement Plan (PAE)	796	0	-
(-)Expenditure Independent research	43	211	-80%
(-)Research Findings	0	211	-
(-)Contingencies	777	2,786	-72%
(-)Onerous contracts	-1,971	1,133	-274%
(-) Provision / (Reversal) for Losses on Investments	27	0	5639%
(-) Impairment	-561	2,611	-121%
(-) Adjustment to Market Value	-1	0	-340%
(-) Water Resources Inspection Fee – Pará’s Rate	406	150	172%
(-) Provision ANEEL - CCC	349	0	-
(-) Shareholdings (RBSE CTEEP and SPE Research)	-142	-1.512	-
= EBITDA MANAGERIAL[1]	4.724	2.862	65%

Result and Consolidated EBITDA by segment 3Q17

07/01/2017 a 09/30/2017
DRE by segment	Management	Generation		Transmission		Distribution	Eliminations	Total
		Operating System	O & M Regime	Operating System	O & M Regime
Net operating revenue	40	4,661	430	267	1,854	2,206	(566)	8,892
Operating Costs and Expenses	(1,780)	(4,007)	(226)	50	(163)	(2,449)	1,804	(6,771)
Operating result Before Financial Result	(1,740)	654	204	317	1,691	(244)	1,238	2,121
Financial Result	(482)	(207)	(34)	(54)	8	(884)	115	(1,538)
Profit from equity investments	2,524	-	-	-	-	-	(2,262)	262
Income tax and social contribution	(240)	(89)	(42)	21	64	(8)	-	(295)
Net Income (loss) for the period	62	358	127	284	1,764	(1,136)	(909)	550
EBITDA	796	1,002	205	315	1,709	(154)	(558)	2,850
EBITDA Margin	1977%	22%	48%	118%	92%	-7%		32%

07/01/2017 a 09/30/2016
DRE by segment	Management	Generation		Transmission		Distribution	Eliminations	Total
		Operating System	O & M Regime	Operating System	O & M Regime
Net operating revenue	38	4,185	482	228	2,375	1,698	(489)	8,517
Operating Costs and Expenses	(2,274)	(3,460)	(483)	(201)	(813)	(2,490)	2,067	(7,654)
Operating result Before Financial Result	(2,235)	725	(1)	27	1,563	(792)	1,578	863
Financial Result	(251)	(308)	(155)	(137)	(98)	(624)	83	(1,489)
Profit from equity investments	3,487	-	-	-	-	-	(1,556)	1,931
Income tax and social contribution	(3)	61	(273)	298	(512)	-	-	(430)
Net Income (loss) for the period	998	478	(430)	188	952	(1,416)	105	875
EBITDA	1,245	1,045	7	34	1,577	(692)	21	3,237
EBITDA Margin	3247%	25%	1%	15%	66%	-41%		38%

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

1 Management EBITDA for the 2Q17 period was adjusted based on the accounting for the additional RBSE granted to CTEEP by Aneel in said quarter and had not been adjusted as a non-recurring item, impacting the 9M17 period.

2 The managerial EBITDA adjustments refer to non-recurring events or events that are expected to be treated under PDNG 2017-2021 (Master Plan) and therefore are expected not to affect the Company's future cash flow. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of electric energy use by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the Comissão de Valores Mobiliários and the Securities and Exchange Commission of the United States of America. Estimates and projections refer only to the date on which they were presented, and we assume no obligation to update any of these estimates or projections due to new information or future events. The future results of the operations and initiatives of the Companies may differ from the current expectations and the investor should not be based exclusively on the information contained herein.

Marketletter 3Q17

I.5 Net debt

	R$ million
Net debt	3Q17	3Q16
Financing payable without RGR (1)	42,487	42,590
(-) (Cash and Cash Equivalents + Securities)	8,690	6,425
(-) Financing Receivable without RGR (2)	9,607	11,299
(-) Net balance of Itaipu Financial Asset *	1,504	1,428
Net debt	22,686	23,438
* See item II,2 “a,1”,

1, Excluded from gross debt were financings, granted with resources from RGR, owed by a company outside the Eletrobras group (R $ 1,778 million) and credits related to the federalization of Distributors, pursuant to Articles 21-A and 21-B of Law 12,783 / 2013 (R $ 1,382 million),

2, Receivables receivable by a company outside the Eletrobras group were excluded from RGR's account (1,260 million)

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

II. Analysis of the Results of the Parent Company

In 9M17, Eletrobras Holding recorded net income of R$ 2,237 million, a decrease of 77% compared to net income of R$ 9,687 million recorded in 9M16.

In 3Q17, Eletrobras Holding recorded net income of R$ 538 million, compared to net income of R$ 863 million in 3Q16.

This 3Q17 result was decisively influenced by: (i) Profit from Corporate Equity of R$ 7,100 million (see II.1), especially due to the effect of the remuneration on the financial asset of the Basic Network of the Existing System (RBSE) , in accordance with Ministerial Order No. 120 of April 20, 2016, of the Ministry of Mines and Energy, which established the conditions for payment and relative remuneration, and the reduction between quarters is justified by the beginning of the amortization of the monthly installments in August 2017, and in 3Q16 had not yet initiated the payments; (ii) Unrecognized liabilities in subsidiaries in the amount of R$ 1,353 million, mainly impacted by subsidiaries Amazonas Energia Distribuição (R $ 6,676 million), Eletronuclear (R$ 4,330 million), Cepisa (R$ 1,179 million), CGTEE ( R$ 1,607 million) and Ceron (R$ 678 million); (iii) Accounting for monetary restatement of compulsory loans in the amount of R$ 1,050 million in 3Q17.

The following chart presents a comparison of Eletrobras holding results in 3Q17 and 3Q16.

 Evolution of Results - R$ million

2017
7,100
333
1,152
-1.417
-45
-19
-3,142
-18
-724
-930
2,237
2016
21,499
-183
1,119
-1,170
-481
2,077
-8,040
-62
-962
43
9,687
Shareholdings
Itaipu Repayment
Net Income from Financing
Net Monetary Updates
Net Foreign Exchange Updates
Provisions for Contingencies
Outstanding Liabilities to Subsidiaries
Other Operating provisions
Others
Taxes
Profit
Financial Result
Operational Provisions

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

II.1 Shareholdings of the Parent Company

In 3Q17, the result of Corporate Interest positively impacted the Company's net income of R $ 7,100 million, mainly as a result of Equity in results of investments in subsidiaries, mainly influenced by the effect of remuneration on the net financial assets Of the Existing System (RBSE), in accordance with Ministerial Order No. 120, dated April 20, 2016, of the Ministry of Mines and Energy, which established the conditions for payment and relative remuneration, with the reduction between quarters justified by the beginning of amortization of the monthly installments in August 2017, and in 3Q16 had not yet started the payments, as shown below:

				R$ million
	Parent Company
	9M17	9M16	3Q17	3Q16
Investments in subsidiaries
Equity	4,766	19,279	2,262	1,556

Investments in associates
Interest on own capital	5	-	3	-
Equity	700	2,054	267	1,663
	705	2,054	270	1,663

Other investments
Interest on own capital	10	1	-	-
Dividends	24	86	2	25
Compensation of investments in partnerships	1	-	1	-
Income from capital - ITAIPU	69	80	5	5
	104	167	8	30

Sale of Investments	1,525	-	-	-

Total	7,100	21,499	2,539	3,249

II.2  Commercialization of Electric Power of the Parent Company

a.Itaipu Binacional

ITAIPU FINANCIAL RESULT
	1Q17	2Q17	3Q17	2017
Sale of Energy Contract Itaipu + CCEE	2,644	2,904	2,851	8,399
Revenue originating from the Right of Reimbursement	161	368	459	988
Others	44	39	37	120
Total Revenue	2,848	3,311	3,347	9,507

Purchase of Energy Contract Itaipu + CCEE	-3,228	-2,590	-2,506	-8,324
Expenses arising from the Debt Obligation	-106	-244	-305	-656
Itaipu Repayment	457	-310	-265	-118
Others	78	-38	-116	-76
Total Expenses	-2,799	-3,183	-3,192	-9,174

ROL - Transfer of Itaipu	49	129	155	333

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

ITAIPU RESULTS (Price indexes)
	1Q17	2Q17	3Q17	2017
Revenue originating from the Right of Reimbursement	161	368	459	988
+ Foreign Exchange Result	-88	143	-159	-104
Result from the Right of Reimbursement (RD)	73	511	301	884
- Expenses arising from the Debt Obligation	106	244	305	656
+ Foreign Exchange Result	-58	95	-105	-69
Result from the Reimbursement Obligations (RO)	48	339	199	587
Balance: RD - RO	24	172	101	298

a.1 Itaipu Binacional Financial Asset

(See Note 17,1,1 to the Financial Statements of 3ITR / 2016)

Pursuant to Law 11,480 / 2007, the adjustment factor for the financing agreements entered into with Itaipu Binacional and the loan assignment contracts entered into with the National Treasury, as from 2007, was withdrawn. flow of receipts.

As a result, Decree 6,265, dated November 22, 2007, regulating the commercialization of Itaipu Binacional's electricity was issued, defining the differential to be applied in the transfer rate, creating an asset related to the part of the annual differential calculated, equivalent to an annual adjustment factor taken from financing, to be included annually in the transfer rate, as of 2008, practiced by the Company, preserving the flow of resources, originally established.

As a result, the differential arising from the withdrawal of the annual adjustment factor, whose amounts are defined annually through an interministerial ordinance of the Ministries of Finance and Mining, was included in the rate of transfer of power from Itaipu Binacional, and Energy. The transfer fee in force in 2017 includes an amount equivalent to US$ 244,681, which will be received by the Company through collections from the distributors, approved by MME / MF 605/2016.

The balance resulting from the adjustment factor of Itaipu Binacional, included in the caption Financial Assets, presented in Non-current Assets, amounted to R$ 4,045,340 on September 30, 2017, equivalent to US$ 1,276,938 (R$ 3,161,043 on December 31, 2016, equivalent to US$ 969,913), of which R $ 2,885,878, equivalent to US $ 910,946, will be transferred to the National Treasury until 2023, as a result of the credit assignment carried out between the Company and the National Treasury in 1999.

These amounts will be realized through their inclusion in the transfer rate to be practiced until 2023.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

Therefore, considering that the Itaipu Financial Asset is a remuneration derived from the financing agreement granted by Eletrobras to Itaipu, the amount of the Financial Asset to be received by Eletrobras is being considered, as a discount, in the calculation of the Net Debt.

II.3   Operational Provisions of Parent Company

In 3Q17, Operating Provisions negatively impacted the Parent Company's results by R$ 1,198 million, compared to R$ 1,853 million in 3Q16. This variation is mainly explained by the movement of uncovered liabilities in subsidiaries in the amount of R$ 1,353 million in 3Q17, compared to 1,661 million in the same period in 2016.

In 9M17, Operating Provisions had a negative impact on the Parent Company's income of R$ 3,179 million, compared to R$ 10,179 million in 9M16. This variation is mainly explained by the movement of uncovered liabilities in subsidiaries in the amount of R$ 3,143 million in 9M17, compared to 8,040 million in the same period of 2016. The table below shows the movements in Operating Provisions:

				R$ milion
Operational Provisions		Controladed
	9M17	9M16	3Q17	2Q16
Warranties	13	29	-9	13
Contingencies	-19	2,077	-196	175
PCLD - Consumers and Resellers	0	0	0	0
PCLD - Financing and Loans	5	13	5	4
Short-term liabilities in subsidiaries	3,142	8,040	1,351	1,661
Onerous Contracts	0	0	0	0
Losses in Investments	45	0	7	0
Impairment	0	-1	1	0
Adjustment to Market Value	-1	0	0	0
Others	-5	22	38	0
	3,179	10,179	1,198	1,853

MUTATION PROVISION FOR UNCOVERED LIABILITIES - PARENT COMPANY	Balance on 12/31/2016	Other Comprehensive Results	Capitalization of AFAC	Equity	Balance on 06/30/2017
CEPISA	701	-	-	478	1,179
BOA VISTA ENERGIA	338	-	-	228	565
AMAZONAS ENERGIA	4,364	-	-	2,313	6,676
ELETROACRE	125	-	-	117	243
CERON	457	-	(0,2)	221	678
CGTEE	1,211	-	-	396	1,607
ELETRONUCLEAR	351	(1,0)	-	3,980	4,330
CEAL	248	-	(8,3)	307	546
TOTAL PROVISION FOR PASSIVE DISCOVERED	7,794	(1,0)	(8,6)	8,040	15,824

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

II.4   Financial Result of Parent Company

In 3Q17, the Financial Result negatively impacted the Parent Company's result in R$ 483 million, with a variation of 140% below the financial result of 3Q16 of R$ 201 million. This variation is mainly explained by the lower result of the foreign exchange variation applicable to the financing to be received from Itaipu in US dollars.

In 9M17, the Financial Result positively impacted the Parent Company's results by R$ 311 million, showing a positive effect in relation to the 9M16 negative financial result of R$ 532 million. This variation is mainly explained by the lower result of the exchange variation applicable to the Itaipu receivable in US dollar, as shown below:

FINANCIAL RESULT				R$ million
	9M17	9M16	3Q17	3Q16
Financial Resouces
Interest income, commissions and fees	2,628	2,558	841	839
Revenue from financial investments	582	553	162	213
Moratorium surcharge on electricity	11	28	3	9
Monetary updates	-1,417	-1,170	-886	-555
Exchange rate variations	-45	-481	-42	60
Other financial income	98	87	25	0

Financial expenses
Debt charges	-1,455	-1,760	-432	-589
Lease charges	0	0	0	0
Charges on shareholders' funds	-301	-97	-89	-52
Other financial expenses	-411	-250	-64	-127
	-311	-532	-483	-201

The main indexes of financing and onlendings contracts presented the following variations in the periods:

Evolução da variação do IGP-M e do Dólar (%)

	2Q17	3Q17	9M17
Dólar	4.41%	-4.24%	-2.80%
IGPM	-2.68%	-0.15%	-2.12%
	2Q16	3Q16	9M16
Dólar	-9.81%	1.13%	-16.87%
IGPM	2.86%	0.53%	6.48%

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

III. General information

Portfolio of Receivables and Payables

a.    Financing and Borrowing Granted

Financing and loans granted are made with the Company's own resources, as well as sector resources and external resources raised through international development agencies, financial institutions and arising from the launch of securities in the international financial market.

Loans and financing granted to the parent company, with an exchange restatement clause, represent approximately 29% of the total portfolio (32% as of December 31, 2016). Those that foresee an update based on indices that represent the domestic price level in Brazil amount to 71% of the portfolio balance (68% on December 31, 2016).

The market values of these assets are close to their book values, since they are sector-specific operations and are formed, in part, by funds from Sectoral Funds and that do not find similar conditions as a parameter of valuation at market value.

The long-term portions of the loans and financing granted based on the contractual cash flows mature in variable installments, as shown below:

R$ million
	2018	2019	2020	2021	2022	After 2022	Total
Parent Company	1,833	5,504	5,401	5,239	3,013	5,075	26,065
Consolidated	1,848	2,213	2,125	578	1,041	774	8,577

* This amount includes receivables from other companies outside the Eletrobras System with RGR in the amount of R $ 1,778 million, since Eletrobras acts as manager of RGR and has a counterpart in assets,

b.    Financing and Loans to Pay

Debts are guaranteed by the Federal Government and / or Eletrobras, are subject to charges, whose average rate in 2017 is 7.94% pa. (9.65% a year in 2016), and have the following profile:

	Parent Company				Consolidated
	06.30.2017		12/31/2016		06.30.2017		12/31/2016
	Balance in R$ million	% TOTAL	Balance in R$ million	% TOTAL	Balance in R$ million	% TOTAL	Balance in R$ million	% TOTAL
Foreign currency
USD	8,973	38%	9,232	35%	8,983	20%	9,243	20%
USD with Libor	1,685	7%	2,183	8%	2,034	5%	2,552	6%
EURO	223	1%	204	1%	223	0%	204	0%
IENE	62	0%	92	0%	62	0%	92	0%
Others	0	0%	0	0%	1	0%	1	0%
Subtotal	10,943	46%	11,710	44%	11,304	25%	12,092	27%

National Coin
CDI	5,497	23%	6,286	24%	12,625	28%	12,702	28%
IPCA	0	0%	0	0%	415	0%	532	1%
TJLP	0	0%	0	0%	7,270	16%	10,064	22%
SELIC	605	3%	1,675	6%	790	2%	1,675	4%
Others	0	0%	0	0%	1,883	4%	1,359	30%
Subtotal	6,102	26%	7,961	30%	22,983	51%	26,332	58%

Not indexed	6,676	28%	6,648	25%	10,473	23%	7,196	16%

TOTAL	23,721	100%	26,320	100%	44,760	100%	45,620	100%

* This amount includes the debt of other companies outside the Eletrobras System with RGR in the amount of R $ 1,778 million, since Eletrobras acts as manager of RGR and has a counterpart in assets,

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

The long-term portion of loans and financing matures as scheduled:

R$ million
	2018	2019	2020	2021	2022	Após 2022	Total
Parente Company	851	5,484	2,079	7,394	1,044	4,305	21,157
Consolidated	2,363	8,386	4,283	9,237	2,296	12,910	39,474

 Consolidated Gross Debt

*Included Debeturies

**The debts of the Distribution Companies are mostly with the Holding and are therefore eliminated in the consolidation of gross debt (with the exception of 0,2%).

Ratings

Rating Agency	National Classification / Perspective	Latest Report
Moody’s Issuer Rating	“Ba3”: / Negativa	06/04/2017
Moody’s Senior Unsecured Debt	“Ba3”: / Negativa	05/31/2017
Fitch Senior Unsecured Debt Rate	“BB”: / Negativa	11/29/2016
Fitch LT Foreign Currency Issuer	“AA-”: / Estável	11/29/2016
S&P LT Local Currency	“BB” / Negativa (CW)*	08/18/2016
S&P LT Foreign Currency	“BB“ / Negativa (CW)*	08/28/2016

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

Eletrobras Organization Chart

Investiments

NATURE OF INVESTMENTS	Budgeted 2017	Realized 3Q17	Realized 9M17	(%) 9M17
Generation	4,065,5	659,1	1,825,8	45%
Corporate Expansion	1,768,0	232,1	540,5	31%
Expansion of SPEs	1,801,7	358,6	1,136,0	63%
Maintenance	495,9	68,4	149,3	30%
Transmission	2,308,9	388,0	1,233,3	53%
Corporate Expansion	1,324,8	187,9	506,5	38%
Expansion of SPEs	636,4	134,4	522,0	82%
Maintenance	347,7	65,7	204,7	59%
Distribution	1,412,1	162,1	482,7	34%
Corporate Expansion	1,014,1	113,0	330,7	33%
Maintenance	397,9	49,2	152,0	38%
Other (Research, Infrastructure and environment)	1,167,2	96,3	222,6	19%
Total Investments	8,953,7	1,305,6	3,764,3	42%

* For details of the investments, per subsidiary or by project, see appendix 3 to this Investor Report

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

Share Capital

Structural of Social Capital

In 3Q17, the capital of Eletrobras was composed as follows:

Shareholders	Common		Pref, Class “A”		Pref, Class “B”		Total
	Amount	%	Amount	%	Amount	%	Amount	%
União Federal	554,395,652	51.00%	0	0.00%	1,544	0.00%	554,397,196	40.99%
BNDESpar	141,757,951	13.04%	0	0.00%	18,691,102	7.04%	160,449,053	11.86%
BNDES	74,545,264	6.86%	0	0.00%	18,262,671	6.88%	92,807,935	6.86%
FND	45,621,589	4.20%	0	0.00%	0	0.00%	45,621,589	3.37%
FGHAB	1,000,000	0.09%	0	0.00%	0	0.00%	1,000,000	0.07%
OUTROS	269,729,840	24.81%	146,920	100.00%	225,858,705	85.09%	495,692,690	36.65%
Total	1,087,050,297	100.00%	146,920	100.00%	265,436,883	100.00%	1,352,634,100	100.00%

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

Shares Analysis

ELET3 - Eletrobras Common Shares

In the third quarter of 2017, Eletrobras common shares (ELET3) appreciated 36.9%, closing at R$ 19.76. The highest price was R$ 22, registered on September 20, and the lowest R$ 12.6 recorded on July 4, considering ex-dividend values. The average daily trading volume in the period was 3.54 million shares and the average daily financial volume was R$ 63,6 million.

ELET6 - Eletrobras Preferred Shares

In the third quarter of 2017, the preferred shares of Eletrobras (ELET6) appreciated by 27.6%, closing at R $ 22.69. The highest price was R $ 25.64, registered on September 20, and the lowest R$ 16.25 recorded on July 4, considering ex-dividend values. The average daily trading volume in the period was 2.11 million shares and the average daily financial volume was R$ 43,2 million.

Evolution of Traded Shares on B3

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

ADR Programs

EBRN - Eletrobras Common Shares

In the third quarter of 2017, Eletrobras common stock ADRs appreciated 39.5%, closing at US$ 6.2. The highest price was US $ 6.95, registered on September 20, and the lowest US $ 3.7, registered on July 03, considering ex-dividend values. The average daily trading volume in the period was 479 thousand shares. The average daily financial volume at the end of the quarter was 2,76 million.

EBRB - Eletrobras Preferred Shares

In the third quarter of 2017, Eletrobras preferred stock ADRs appreciated 30.7%, closing at US$ 7.13. The highest price was US$ 8.08, registered on September 20, and the lowest US$ 4.87, registered on July 03, considering ex-dividend values. The average daily trading volume in the period was 72,5 thousand shares. The average daily financial volume at the end of the quarter was 0,457 million.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

Latibex - Madrid Stock Exchange

XELTO - Eletrobras Common Shares

In the third quarter of 2017, Latibex's common shares appreciated 31.7%, closing at € 5.5. The highest price was € 5.8, registered on September 12, and the lowest € 3.72, recorded on August 9, considering ex-dividend values. The average daily financial volume at the end of the quarter was 0,79 thousand shares.

XELTB - Eletrobras Preferred Shares

In the third quarter of 2017, Latibex preferred shares rose 37.3% to € 6.7. The highest price was € 6.7, registered on September 21, and the lowest € 4.2 recorded on July 3, considering ex-dividend values. The average daily financial volume at the end of the quarter was 0,09 thousand shares.

Evolution of Foreign Currencies
110
105
100
95
90
85
80
75
70
Real / US Dollar
Real / Euro
set-16
out-16
nov-16
dez-16
jan-17
fev-17
mar-17
abr-17
mai-17
jun-17
jul-17
ago-17
set-17

Index number 9/30/2016 = 100,

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

Nº of employees

Parent Company

By time

Working time in the company (years)	1Q17	2Q17	3Q17
Até 5	56	34	27
6 a 10	452	456	434
11 a15	200	190	222
16 a 20	34	36	21
21 a 25	21	21	10
mais de 25	192	196	186
Total	955	933	900

By region

State of the Federation
	1Q17	2Q17	3Q17
Rio de Janeiro	918	897	883
São Paulo	0	0	0
Paraná	0	0	0
Rio Grande do Sul	0	0	0
Brasília	37	36	17
Total	955	933	900

Hired / Outsourced Labor

3Q17
0

Rotational Ratio (Holding)

3Q17
With PAE (Retirement Plan)	0.5%
Wihout PAE (Retirement Plan)	1.9%

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

Direct Partnerships in SPEs - Parent Company

Generation

SPE		Total	Capacity	Energy	Generated energy MWh
	Power	Investment	Installed	Assured
	Plant	R$ million	MW	Average MW	1Q17	2Q17	3Q17
Norte Energia SA*	UHE	35.9	11,233.1	4,571	5,214,019.6	6,540,259.20	1,048,544.98
Eólica Mangue Seco 2	UEE	114.6	26	9.59	16,992.8	14,092.5	27,621.775
Rouar S.A.	EOL	101.7 MM	65.1	65.1	37,077	30,126	32,963

•          7 Generating Units in commercial operation totaling 1,924,4 MW of capacity in commercial operation,

Power Plant	Participation (%)	Location (State)	Start of Construction	Start of Operation	End of Operation
Norte Energia S,A	15,0	PA	Jun/11	Abr/16	Ago/45
Eólica Mangue Seco 2	49	RN	mai/10	set/11	jun/32
Rouar SA	50	Uruguai -Departamento de Colônia	Set/2013	Dez/14	20 years*

Transmission

Development	Object (From to)	Participation (%)	Investment (R$ milhões)	Extension of lines (Km)	Voltage (kV)	Start of Operation	Termination of Concession
Electrical Interconnection Brazil/ Uruguai *	LT 230 kV LT 525 kV	60% Eletrobras Holding 40% Eletrosul	60	02 km em 230 kV e 60 em 525 kV	230 525	Jun/16	-

Development	Object	Total Investment (R$ million)*	Transformation Capacity (MVA)	Location	Start of Operation	Termination of Concession
Electrical Interconnection Brazil/ Uruguai*	SE Candiota -525/230 kV	80	672 MVA +1 R 224 MVA	RS	Jun/16	-

*Eletrobras holds 60.4% and Eletrosul 39.6% of the enterprise.

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

Balance Sheet

R$ thousand

Assets	Parent Company		Consolidated
	09/30/17	12/31/16	09/30/17	12/31/16
Current
Cash and cash equivalents	504,190	194,106	1,062,520	679,668
Restricted cash	1,382,693	1,681,346	1,382,693	1,681,346
Marketable securities	4,555,292	4,288,141	7,368,945	5,497,978
Customers	381,533	355,031	5,408,542	4,402,278
Financial assets - Concessions and Itaipu	0	0	7,102,768	2,337,513
Loans and financing	8,010,576	6,783,913	2,289,734	3,025,938
Fuel Consumption Account - CCC	0	195,966	0	195,966
Equity Pay	322,279	618,566	220,651	318,455
Taxes to recover	433,681	674,241	913,418	1,085,520
Income tax and social contribution	1,229,501	769,541	1,464,428	1,086,367
Reimbursement rights	618,125	74,527	1,095,449	1,657,962
Warehouse	189	280	584,835	540,895
Nuclear fuel stock	0	0	455,737	455,737
Indemnities - Law 12,783 / 2013	0	0	0	0
Derivative financial instruments	0	0	237,899	127,808
Hydrological risk	0	0	107,679	109,535
Assets held for sale	0	0	0	4,406,213
Other	781,077	1,136,336	2,315,368	1,663,473
TOTAL CURRENT ASSETS	18,219,136	16,771,994	32,010,666	29,272,652

NON CURRENT
LONG-TERM
Reimbursement rights	0	0	7,454,507	7,507,024
Loans and financing	26,065,097	28,597,843	8,577,399	10,158,306
Customers	42,042	76,441	777,374	2,079,025
Marketable securities	257,541	245,296	258,621	247,235
Nuclear fuel stock	0	0	781,447	675,269
Taxes to recover	0	0	1,752,549	1,705,414
Income tax and social contribution	937,838	1,488,158	1,648,813	2,327,866
Escrow deposits	3,022,644	2,896,676	6,160,367	6,259,272
Fuel Consumption Account - CCC	0	6,919	0	6,919
Financial assets - Concessions and Itaipu	2,558,781	2,412,933	52,902,502	52,749,546
Derivative financial instruments	0	0	222,825	100,965
Advances for future capital increase	1,563,175	1,255,184	1,526,466	1,617,916
Hydrological risk	0	0	358,077	457,677
FUNAC refund	0	0	0	0
Other	2,271,008	2,071,256	1,446,803	1,228,143
	36,718,126	39,050,706	83,867,750	87,120,577
INVESTMENTS	66,134,142	60,590,777	28,712,882	26,531,534
Fixed assets net	192,457	194,402	26,083,522	26,812,925
INTANGIBLE	0	0	672,697	761,739
TOTAL NON-CURRENT ASSETS	103,044,725	99,835,885	139,336,851	141,226,775
TOTAL ASSETS	121,263,861	116,607,879	171,347,517	170,499,427

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

 R$ thousand

Liabilities and Equity	Parent Company		Consolidated
	09/30/17	12/31/16	09/30/17	12/31/16
CURRENT
Loans and financing	2,564,221	3,397,485	5,286,064	5,833,547
Debentures	0	0	37,862	12,442
Financial liabilities	0	0	0	0
Compulsory loan	46,001	48,193	46,001	48,193
Suppliers	673,422	440,976	11,660,751	9,659,301
Advances from customers	553,387	560,277	790,556	620,781
Taxes payable	116,528	41,554	1,439,736	1,336,089
Income tax and social contribution	938,325	486,605	1,242,595	606,848
Remuneration to shareholders	0	0	272,893	1,093,678
Financial liabilities - Concessions and Itaipu	469,223	458,302	471,635	462,891
Estimated liabilities	1,057,998	1,212,017	0	0
Reimbursement Obligations	161,778	106,879	1,713,672	1,188,149
Post-employment benefits	1,778,755	1,693,309	1,827,908	1,868,085
Provisions for contingencies	9,164	29,632	192,930	107,571
Regulatory charges	769,790	756,811	1,176,835	1,083,475
Lease	0	0	696,136	647,201
Grants payable - Use of public goods	0	0	143,692	136,662
Derivative financial instruments	4,813	6,614	5,364	6,946
Liabilities associated with assets held for sale	0	391,550	0	5,175,013
Other	97,748	100,145	1,046,025	1,251,638
TOTAL CURRENT LIABILITIES	9,241,153	9,730,349	28,050,655	31,138,510

NON-CURRENT
Loans and financing	21,156,646	22,922,041	39,474,377	39,786,881
National Treasury Credits	0	0	0	0
Suppliers	0	0	9,422,951	9,782,820
Debentures	0	0	331,644	188,933
Advances from customers	0	0	542,711	592,215
Compulsory loan	456,283	460,940	456,283	460,940
Obligation for asset retirement	0	0	1,465,326	1,402,470
Operating provisions	0	0	0	0
Fuel Consumption Account - CCC	0	482,179	0	482,179
Provisions for contingencies	15,123,985	13,674,073	21,785,299	19,645,954
Post-employment benefits	409,780	394,035	2,187,069	2,368,077
Provision for unsecured liabilities	23,296,277	20,160,828	199,811	311,010
Onerous contracts	0	0	1,509,512	2,659,305
indemnification obligations	0	0	1,446,652	1,516,313
Lease	0	0	957,948	1,032,842
Grants payable - Use of public goods	0	0	63,668	63,337
Advances for future capital increase	3,576,470	3,310,409	3,576,470	3,310,409
Derivative financial instruments	0	0	43,310	43,685
Regulatory charges	0	0	868,057	615,253
Taxes payable	2,222	2,222	522,485	1,059,880
Income tax and social contribution	400,243	320,560	9,085,585	8,305,606
Other	1,044,529	946,775	2,525,726	1,667,883
TOTAL NON-CURRENT LIABILITIES	65,466,435	62,674,062	96,464,884	95,295,992

EQUITY
Share capital	31,305,331	31,305,331	31,305,331	31,305,331
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Revenue reserves	3,018,680	3,018,680	3,018,680	3,018,680
Equity valuation adjustments	23,497	33,261	23,497	33,261
Profits (losses)	2,273,415	0	2,273,415	0
Accumulated other comprehensive income	-3,931,820	-4,004,625	-3,931,820	-4,004,625
Amounts recognized in OCI classified as held for sale	0	-16,349	0	-16,349
Non-controlling shareholders	0	0	275,705	-138,543
TOTAL SHAREHOLDERS' EQUITY	46,556,273	44,203,468	46,831,978	44,064,925
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	121,263,861	116,607,879	171,347,517	170,499,427

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

Income Statement

 R$ thousand

	Parent Company		Consolidated
	09/30/17	09/30/16	09/30/17	09/30/16
NET OPERATING REVENUE	2,897,015	2,602,655	26,846,848	48,135,373
Operating costs
Energy purchased for resale	-2,560,073	-2,830,279	-7,949,311	-6,959,817
Charges upon use of electric network	0	0	-1,207,319	-1,232,035
Construction	0	0	-1,143,665	-1,632,508
Fuel for electricity production	0	0	-289,056	-795,459
NET OPERATING REVENUE	336,942	-227,624	16,257,497	37,515,554
Operating expenses
Personnel, Supllies and Services	-479,148	-623,568	-7,800,311	-6,612,550
Extraordinary Retirement Program	0	0	0	0
Depreciation	-3,421	-3,870	-1,131,093	-1,142,380
Amortization	0	0	-253,436	-185,797
Donations and contributions	-66,937	-117,645	-110,257	-166,356
Operating Provisions /Reversals net	-3,179,299	-10,178,850	491,495	-7,136,554
Investigation Findings	0	0	0	-211,123
Other	-179,039	-172,119	-1,096,703	-1,297,935
	-3,907,844	-11,096,052	-9,900,305	-16,752,695
OPERATING INCOME BEFORE FINANCIAL RESULT	-3,570,902	-11,323,676	6,357,192	20,762,859
Financial result
Financial income
Income from interest, commissions and fees	2,627,611	2,557,569	662,305	679,652
Income from financial investments	581,857	553,015	781,222	835,304
Moratorium on electricity	10,843	28,435	256,835	354,099
Restatement Assets	608,272	848,274	1,058,806	2,728,757
Current foreign currency exchange rate variations	901,370	4,242,388	919,060	4,325,619
Payment of indemnities - Law 12,783 / 13	0	0	0	0
Regulatory asset update	0	0	36,942	23,772
Gains on derivatives	0	0	248,147	106,669
Other financial income	97,652	86,702	319,465	347,745
Financial expenses
Debt charges	-1,454,874	-1,759,606	-4,358,814	-4,838,022
Lease charges	0	0	-240,944	-228,347
Charges on shareholders' funds	-300,939	-97,283	-314,993	-109,135
Noncurrent Restatement	-2,025,620	-2,017,895	-2,233,410	-2,680,972
Noncurrent foreign currency exchange rate variations	-946,790	-4,723,670	-999,745	-4,664,261
Regulatory liability update	0	0	-38,636	-24,756
Losses on derivatives	0	0	-16,040	0
Other financial expenses	-410,574	-249,707	-977,083	-922,343
	-311,192	-531,778	-4,896,883	-4,066,219
INCOME BEFORE EQUITY	-3,882,094	-11,855,454	1,460,309	16,696,640
RESULTS OF EQUITY	7,100,357	21,499,310	2,542,311	2,489,231
OPERATING INCOME BEFORE TAXES	3,218,263	9,643,856	4,002,620	19,185,871
Current Income tax and social contribution	-938,325	-373,982	-1,315,807	-603,837
Deferred Income Tax and Social Contribution	-43,017	416,810	-414,411	-8,810,740
NET INCOME/LOSS FOR THE PERIOD	2,236,921	9,686,684	2,272,402	9,771,294
SHARE ATTRIBUTED TO CONTROLLING	2,236,921	9,686,684	2,236,921	9,686,684
SHARE ATTRIBUTED TO NON-CONTROLLING	0	0	35,481	84,610
NET INCOME/LOSS PER SHARE	1.65	7.16	1.65	7.16

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

Marketletter 3Q17

Cash Flow Statement

R$ thousand

	Parent Company		Consolidated
	09/30/17	12/31/16	09/30/17	12/31/16
Operating Activities
Income before income tax and social contribution	3,218,263	9,643,856	4,002,620	19,185,871
Adjustments to reconcile income to cash provided by operations:
Depreciation and amortization	3,421	3,870	1,384,529	1,328,177
Net monetary variations	1,417,348	1,169,621	1,174,604	1,045,557
Net foreign exchange rate variations	45,420	481,282	80,685	576,860
Financial charges	-1,447,240	-955,226	3,662,950	1,091,059
Financial asset revenue	0	0	-4,402,908	-27,888,601
Equity income	-7,100,357	-21,499,310	-2,542,311	-2,489,231
Provision (reversal) for capital deficiency	3,143,362	8,039,785	0	0
Provision (reversal) for doubtful accounts	5,220	12,876	204,870	367,811
Provision (reversal) for contingencies	-19,325	2,076,669	776,936	2,786,243
Provision (reversal) for the impairment of assets	0	-1,389	-560,553	2,611,273
Provision (reversal) for onerous contract	0	0	-1,970,577	1,133,006
Provision (reversal) for losses on investments	44,521	0	27,204	474
ANEEL-CCC Provision	0	0	0	0
Provision (reversal) for hydrological risk - GSF	0	0	349,003	0
RGR Charges	274,503	157,264	274,503	157,264
Adjustment to present value / market value	-13,207	-13,604	50,945	48,305
Minority interest in results	0	0	-69,150	-128,197
Charges on shareholders' funds	300,939	97,283	314,993	109,135
Financial instruments - derivatives	0	0	-264,187	-106,669
Other	-90,207	375,867	-178,325	606,262
	-3,435,602	-10,055,012	-1,686,789	-18,751,272
(Increases) / decreases in operating assets
Customers	0	-20	287,490	-429,230
Marketable securities	-267,151	-912,561	-1,870,108	1,073,540
Reimbursement rights	-212,609	0	615,030	-1,224,599
Warehouse	91	90	-43,940	365,463
Nuclear fuel stock	0	0	-106,178	-154,221
Financial assets - Itaipu and public service concessions	8,171	675,421	8,171	675,421
Assets held for sale	0	0	0	0
Hydrological risk	0	0	101,456	182,066
Other	159,673	-65,146	-722,086	1,254,419
	-311,824	-302,216	-1,730,165	1,742,859
Increase / (decrease) in operating liabilities
Suppliers	556,458	89,609	1,965,593	2,713,669
Advances from customers	0	0	127,161	-10,899
Lease	0	0	-67,864	-61,179
Estimated liabilities	54,899	9,757	655,178	282,487
indemnification obligations	95,371	0	-99,913	280,123
Sectorial charges	0	0	301,739	167,823
Liabilities associated with assets held for sale	0	0	0	0
Other	85,796	-83,622	362,313	-342,284
	792,524	15,744	3,244,207	3,029,740

Cash from operating activities	263,360	-697,628	3,829,873	5,207,198

Payment of financial charges	-1,417,890	-1,595,678	-2,965,478	-2,698,895
Payment of RGR charges	-120,910	-107,560	-120,910	-107,560
Amounts received from allowed annual revenue	0	0	2,423,706	837,799
Financial asset indemnities received	0	0	0	0
Financial charges received	1,463,532	1,404,420	635,487	884,247
income tax payment and social contribution	-225,695	-265,947	-1,351,479	-651,797
Payment of refinancing of taxes and contributions - principal	0	0	-102,853	-100,220
investment compensation received in corporate participations	511,153	189,900	551,875	413,240
Pension payment	-21,105	-32,520	-249,340	-127,108
Payment of legal provisions	-541,700	-292,849	-651,314	-489,205
Judicial deposits	-296,624	-21,600	-69,609	-391,627

Net cash from operating activities	-385,878	-1,419,462	1,929,958	2,776,07

Financing activities

Loans and financing	0	169,670	2,632,553	2,727,484
Payment of loans and financing - Main	-2,939,223	-1,975,222	-4,318,737	-3,573,180
Payment of shareholders remuneration	-982	-1,583	-8,716	-4,956
Advanced receivalbe for future capital increase	0	1,970,000	0	1,970,000
RGR resource for transfer	800,654	0	800,654	0
Other	0	0	166,069	127
Net cash from financing activities	-2,139,550	162,865	-728,175	1,119,475
Investing activities
Lending and financing	-1,748,789	-937,936	0	-83,651
loans and financing receivables	3,739,603	2,847,036	2,001,900	1,933,467
Acquisition of fixed assets	-89	-49,185	-824,133	-1,386,271
Acquisition of intangible assets	0	0	-87,169	-54,928
Acquisition of concession assets	0	0	-1,248,720	-1,702,875
Acquisition / capital investment in equity	-157,200	-465,044	-1,570,701	-2,762,049
Advance concession for future capital increase	-63,279	-527,007	-28,049	-500,050
Investment sale in shareholdings	1,065,266	0	1,065,266	0
Other	0	0	-127,326	50,595
Net cash from investing activities	2,835,512	867,864	-818,931	-4,505,762

Net decrese in cash and cash equivalents for the year	310,084	-388,733	382,852	-610,215

Cash and cash equivalents at beginning of year	194,106	691,719	679,668	1,393,973
Cash and cash equivalents at end of year	504,190	302,986	1,062,520	783,758
	310,084	-388,733	382,852	-610,215

Disclaimer:

This material contains calculations that may not produce a sum or accurate result due to rounding performed,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.